FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington; D.C.; 20549

02046915

REPORT OF FOREIGN ISSUER
Pursuant to Rule: 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2002

P.E.
7/11/02

EMCO LIMITED
(Translation of registrant's name into English)

620 Richmond Street, London, Ontario N6A 5J9
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F____________ Form 40-F ✔

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934]

Yes ________________ No ✔

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMCO LIMITED
(Registrant)

Date: July 24, 2002

By: /S/ Mark F. Whitley
Mark F. Whitley – General Counsel & Secretary

*Print the name and title of the signing officer under his signature.

EMCO LIMITED

QUALITY ALWAYS
Emco's Commitment

EMCO LIMITED ANNOUNCES STRATEGIC ALTERNATIVES REVIEW

LONDON, Ontario (July 24, 2002) - Emco Limited [Toronto: EML; Nasdaq: EMLTF] announced today that its Board of Directors, at a meeting held on July 23, 2002, has decided to initiate a strategic alternatives review. This review is primarily a result of Emco's desire to maximize shareholder value and is partially a result of the desire of Masco Corporation to monetize its investment in Emco. Masco is the principal shareholder of Emco and currently owns approximately 42.1% of Emco's outstanding common shares.

An Independent Committee of the Board has been formed to choose financial and legal advisors and to manage the process.

Emco Limited is one of Canada's leading distributors and manufacturers of building products for the residential, commercial and industrial construction markets.

For further information please contact:

Gordon E. Currie
Vice President, Treasurer & CFO
(519) 645-3905

Daniel J. Boyd
Director, Investor Relations & Tax
(519) 645-3911

www.emcoltd.com

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Forward looking statements contained in this news release are made based on management's expectations and beliefs concerning future events and therefore involve risks and uncertainties. Actual results could differ materially from those expressed or implied.

EMCO LIMITED

QUALITY ALWAYS
Emco's Commitment

EMCO LIMITÉE ANNONCE
UNE ÉTUDE DES ALTERNATIVES STRATÉGIQUES

LONDON (Ontario), le 24 juillet 2002 - Emco Limitée [Toronto: EML; Nasdaq: EMLTF] a annoncé aujourd'hui que son conseil d'administration, lors d'une réunion tenue le 23 juillet 2002, a décidé de lancer une étude des alternatives stratégiques. Cette étude est motivée surtout par le désir d'Emco de porter au maximum la valeur des placements des actionnaires, et en partie par le désir de la Masco Corporation de monnayer son investissement dans Emco. Masco est l'actionnaire principale d'Emco, dont elle détient à l'heure actuelle environ 42,1 % des actions ordinaires en circulation.

Un comité indépendant du conseil a été formé, chargé de choisir les conseillers financiers juridiques et de gérer le processus.

Emco Limitée est un chef de file canadien de la distribution et de la fabrication de matériaux de construction pour les marchés du bâtiment résidentiel, commercial et industriel.

Pour tous renseignements complémentaires, prière de s'adresser à :

Gordon E. Currie
Vice-président, trésorier et
directeur des services financiers
(519) 645–3905

Daniel J. Boyd
Directeur, relations avec les
investisseurs et fiscalité
(519) 645–3911

www.emcoltd.com

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Les énoncés prospectifs que renferme le présent communiqué de presse reflètent les attentes et opinions de la direction concernant des événements futurs et, par conséquent, comportent des risques et des incertitudes. Les résultats réels pourraient différer de façon appréciable des résultats attendus ou implicites.

Phone (519) 645-3900 620 Richmond Street, P.O. Box 5252, London, Ontario, Canada N6A 4L6 Fax (519) 645-2465